[ALESCO FINANCIAL INC. LETTERHEAD]

October 29, 2009

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Tom Kluck, Mail Stop 3010

Re:	Request for Acceleration of Effectiveness of
Registration Statement on Form S-4 (Registration No. 333-159661) of
Alesco Financial Inc., a Maryland corporation (the “Company”)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the effective time of the above-referenced Registration Statement be accelerated so that the Registration Statement becomes effective on Monday, November 2, 2009, at 11:00 a.m., Eastern Time, or as soon thereafter as practicable.

In connection with making this request, the Company hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Alesco Financial Inc.

By:	/s/ JOHN J. LONGINO
John J. Longino
Chief Financial Officer